SECURITIES AND EXCHANGE COMMISSION



                                   WASHINGTON, D.C.



                                      FORM U-57



                    NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                           Filed under Section 33(a) of the



                Public Utility Holding Company Act of 1935, as amended



                                Solaris Power Limited
                          (Name of foreign utility company)



                     General Public Utilities Corporation ("GPU")
                         (Name of filing company, if filed on
                         behalf of a foreign utility company)





          Item 1.

               1.   The name of the entity claiming foreign utility company

          status is  Solaris Power Limited ("Solaris").   Solaris' business

          address is:

                    Solaris Power Limited
                    Level 12
                    555 Lonsdale Street
                    Melbourne Victoria 3000
                    Australia



               2.   The following is a brief description of facilities used

          for  the transmission  and  distribution of  electric energy  for sale, which are owned by Solaris.



               Solaris' distribution network comprises subtransmission (66 kV and below) and distribution assets including zone substations and distribution transformers. The network is predominantly an overhead, wooden poled distribution system comprising approximately 5,325 kms of high and low voltage overhead lines and 515 kms of high and low voltage underground cables.

               Solaris' distribution area covers approximately 956 sq kms in the north western suburbs of the Melbourne, Australia metropolitan area. This area includes the municipalities of Williamstown in the south of the region through Footscray, Coburg, Preston to Heidelberg in the east, and the communities of Broadmeadows out through to Sunbury and the semi-rural north west.



               3.   Fifty percent of the voting shares of Solaris are owned

          by  Victoria  Electric, Inc.,  a  wholly-owned  subsidiary of  EI

          Energy,  Inc., which,  in turn,  is a wholly-owned  subsidiary of

          GPU.  The other fifty percent of Solaris' voting shares are owned indirectly by The Australian Gas Light Company.










          Item 2.

               1.   The   following  U.S.  public   utility  companies  are

          associates  of Solaris:  Jersey  Central Power  & Light  Company,

          Metropolitan  Edison Company  and Pennsylvania  Electric Company,

          which are  wholly-owned  subsidiaries of  GPU.   No  such  public

          utility company is acquiring an interest in Solaris.


















































               The undersigned company has duly caused this statement to be

          signed  on   its  behalf   by  the  undersigned   thereunto  duly

          authorized.



                                             GENERAL PUBLIC UTILITIES
                                             CORPORATION


                                        By:
                                          ________________________________
                                             T.G. Howson
                                             Vice President & Treasurer


          Date: November 20, 1995